UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated February 26, 2008.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2007 RESULTS

Highlights

•	Golar reports operating income of $24.7 million and a net income of $2.7 million for the quarter.
•	Golar reports record annual 2007 operating income of $120.9 million and net income of $136.8 million.
•	Golar successfully raised $77.5 million in new equity during the quarter to finance the acquisition of the “Granatina” and future growth.
•	Final MOU signed during the quarter in respect of the sale of the “Golar Frost” for $231 million.
•	Solid earnings from short term vessels.
•	Ebisu chartered in to support short term shipping capacity.
•	Golar announces a cash dividend of $0.25 per share.

Results

Golar LNG Limited reports a net income of $2.7 million and operating income of $24.7 million for the three months ended December 31, 2007 (the “fourth quarter”). Operating income is significantly improved from $18.9 million for three months ended September 30, 2007 (the “third quarter”) as a result of improved vessel utilization and charter rates, but net income has again been impacted by an unrealised non-cash loss on interest rate swap valuations of $8.3m.

Revenues in the fourth quarter are increased at $61.3 million up from $54.3 million in the third quarter. The increase is primarily attributable to improved utilization and charter rates for the vessels trading in the spot market. The Golar Spirit entered the shipyard on October 1, 2007 for its conversion. Fourth quarter average daily time charter equivalent rates (TCE’s) were $57,613 per day compared to $47,262 per day during the third quarter.

Vessel operating expenses were higher at $13.7 million for the fourth quarter as compared to $12.5 million for the third quarter. It should be noted that the Golar Spirit continues to have operating expenses charged to the income statement whilst it is in the shipyard and will also continue to be depreciated during this period. Administrative expenses at $4.6 million were down on last quarters $5.0 million.

Net interest expense for the fourth quarter was $13.5 million, down from $14.3 million for the third quarter of 2007. Other financial items were a loss in the fourth quarter of $8.0 million as compared to a loss of $13.5 million for the third quarter. This has resulted from unrealised interest rate swap valuation losses of $8.5 million (before minority interest) down from the third quarter loss of $11.8 million.

Earnings per share for the fourth quarter were $0.04 as compared to ($0.14) for the third quarter and are $2.10 for the twelve months to December 31, 2007 as compared to $1.09 for the twelve months to December 31, 2006.

For the twelve months ended December 31, 2007 the Company reports operating revenues of $224.7 million, operating income of $120.9 million and net income of $136.8 million as compared to $239.7 million, $115.1 million and $71.7 million respectively for the twelve months ended December 31, 2006. Revenues for the twelve months ended December 31, 2007 have decreased primarily due to the Golar Spirit completing its long term charter with Pertamina in late 2006 and consequently trading in the spot market in 2007 until entering the ship yard for conversion on October 1, 2007. Net income in 2007 has benefited from a $41.1 million gain on sale of a newbuilding and net income has additionally benefited from an aggregate gain of $73.5 million in respect of the sale of the Company’s investment in Korea Line.

The Board has declared four dividends in 2007 totalling $2.25 per share based on the results for 2006, the sale of one new building and the sale of the Korea Line investment. Based on results for the full year ended December 31, 2007 the Board has declared a final dividend of $0.25 per share. The record date for the dividend is March 6, 2008, ex dividend date is March 4, 2008 and the dividend will be paid on or about March 20, 2008.

The Boards objective is to pay a regular dividend. The level of dividend will be guided by current earnings, market prospects, capital expenditure requirements and investments.

Corporate and Other Matters

Earnings from the spot/short term traded LNG Carriers was significantly improved during the quarter with utilisation at 95% and TCE for the short term/spot fleet in excess of $60,000 per day. This achievement was particularly pleasing in a market that is widely reported to be long tonnage.

Golar Spirit has spent the whole quarter undergoing conversion into a FSRU (Floating Storage and Regasification Unit) prior to her delivery to Petrobras scheduled for the end of Q2 this year. The site team supervising the conversion and the workforce provided by Keppel is now at full strength and all major equipment items needed for the conversion have been delivered to the yard.

Detailed engineering work has now commenced for the Golar Winter FSRU conversion project as this phase of the project now winds down for Golar Spirit. Additionally significant development and design time was spent during the quarter in support of bids for new ship conversion business opportunities.

The Livorno project JV Company (OLT) signed an agreement with Golar for the purchase of the Golar Frost for the price of $231 million. The signing of this agreement was a significant milestone achieved for the project and is a clear indication of the commitment toward the project by the shareholders. It is anticipated that this transaction will be finalised with the vessel transferring ownership around midyear 2008. The vessel is currently fixed on a time charter until March 2008. All income from the vessel will be for Golar’s benefit until sale completion.

As announced last quarter Golar agreed to purchase the LNG Carrier “Granatina” from Shell and this acquisition was completed in January 2008. In order to finance the equity portion of the purchase the Company successfully completed a directed equity offering of 3.2 million shares which raised net proceeds of approximately $76 million. The Company also entered into a $120 million loan facility in January 2008 also in connection with the purchase of the Granatina.

The Company has taken advantage of falling long-term interest rates to swap a further $100m of floating interest rate debt exposure to a fixed rate. As at January 31, 2008 (after draw down of the Granatina facility) the Company’s total debt and net capital lease obligations (net of restricted cash deposits) was approximately $1.1 billion. Of this approximately 58% is fixed rate debt or swapped to a fixed rate. The Company’s average fixed interest rate (excluding margin) is approximately 4.9%.

During the quarter the Company announced that it had acquired 400,000 of its own shares to be held as treasury shares. Additionally, in 2008, the Company entered into a total return swap (`TRS` or `equity swap`) with an international bank in connection with which it acquired a total of 200,000 of its own shares. The TRS is designed to effectively provide financing for the acquisition of Golar`s shares and the TRS bank will be compensated for their carrying cost at Libor plus a margin. The swap has a term of 6 months. In total the Board has approved the purchase of up to a total maximum of 1,000,000 shares either by direct purchase or via the TRS.

In February 2008 Golar announced it had sold 25,000 shares in order to satisfy the exercise of share options by Golar share option holders. After this sale Golar holds 375,000 shares in its own right and 200,000 shares via an equity swap.

It is the Boards intention to ultimately cancel these shares or to use them to satisfy the exercise of share options.

Market

The increased demand for LNG in the Far East, driven by a combination of nuclear power plant outages in Japan and the anticipated seasonal winter demand, has resulted in the diversion of a large number of cargoes from the Atlantic Basin. LNG producers that have historically been reluctant to divert cargoes have modified their approach this year as significant arbitrage between the trading basins has opened up. With the onset of summer in the northern hemisphere it is expected that most Atlantic LNG producers will be returning to trading in more traditional markets. This reduction in tonne miles combined with a build up of uncommitted LNG shipping capacity in the market for short term/spot shipping is expected to result in a fall in rates over the coming months.

Many LNG producers are experiencing operational difficulties in particular the newly started Snohvit and Nigeria LNG Train 6 and both will take some time before reaching full production. Other established producers have also been experiencing operational difficulties with existing units and, as reported last quarter, the large Qatar Gas 2 project is not expected to come on steam until toward the end of the year – perhaps up to 6 months late. All these difficulties and delays are having a direct impact on the availability of LNG ships.

The company opportunistically chartered in a new build LNG Carrier, Ebisu, for a two year period from BP. With several of the company’s existing vessels expected to be converted and/or chartered out, the addition of Ebisu to the fleet helps to maintain Golar’s active presence in the spot market. The Ebisu will be delivered from Kawasaki Shipyard in June of this year and on delivery will immediately be chartered back to BP for her maiden voyage.

The delay in the development in new green-field and brown-field projects has resulted in a slowdown in opportunity to compete for long-term charters. Several tenders for LNG shipping capacity have been stalled for some time and show no sign of resolution in the immediate future. It can only be a matter of time before this has an impact on the shipyards.

Conversely the interest by existing industry participants and potential new entrants in the market for FSRU’s and SRV’s (Shuttle Regasification Vessels) is rapidly increasing. Many countries are looking for a quick and relatively easy route to introduce LNG into their energy mix. This increased interest has led to an increase in enquiries and opportunities to tender for new business.

More recently there is now a growing interest in developing the capability to produce LNG directly onboard a floating facility; a development that mirrors the development of FPSO’s in the oil industry. Several industry players have now publically announced their intention to develop and market this emerging technology.

Outlook

Good progress has been made over the past quarter toward securing several emerging FSRU opportunities. The Board remains optimistic about the contribution from existing and pending projects and is looking to strengthen this segment of the Company’s activities. The Company’s portfolio of vessels coming available for conversion over the next few years positions the Company well to secure a strong position in this growing segment of the LNG industry.

The previously announced intention to restructure Golar with the separation of long term charters from other business opportunities has been progressed to an advanced stage and is nearing completion. However, due to current market conditions the restructuring and public announcement of details will be delayed, probably until the third quarter of 2008. In the meantime the Company is hopeful that it may be able to add to its portfolio of long-term charters which would be suitable for the restructured long-term contract business.

The Board anticipates that earnings in the first quarter of 2008 from the Company’s spot vessels will show some deterioration on the fourth quarter of 2007 but still anticipates good utilization. Due to the downward movement of long-term interest rates since the year end the Board also anticipates a significant loss on mark-to-market interest rate swap valuations if rates stay where they are currently until the end of the quarter. This loss will be partly offset by lower interest to be paid on floating interest rate debt.

Whilst 2008 is likely to present some challenges in the spot market the Board remains very optimistic about the prospects for the Company’s project portfolio. With a solid foundation built on long term contracts; the growing volume and importance of spot LNG trading and the fundamentals supporting the growth in the LNG industry as a whole not being impacted by the current spate of project delays, the medium to long term outlook for Golar LNG remains very good.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; our ability to complete on our restructuring plans; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

Nothing contained in this press release shall constitute an offer of any securities for sale.

February 25, 2008
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:

Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

GOLAR LNG LIMITED FOURTH QUARTER 2007 REPORT (UNAUDITED)

INCOME STATEMENT	2007	2006	2007	2006
(in thousands of $)	Oct - Dec	Oct - Dec	Jan- Dec	Jan – Dec
	Unaudited	unaudited	unaudited	audited(4)

Operating revenues	61,293	72,736	224,674	239,697
Gain on sale of newbuilding	-	-	41,088	-
Vessel operating expenses	13,657	12,969	52,986	44,490
Voyage expenses	2,993	701	10,763	9,582
Administrative expenses	4,635	3,564	18,645	13,657
Depreciation and amortization	15,318	15,110	60,163	56,822
Impairment of long-lived assets	-	-	2,345	-
Total operating expenses	36,603	32,344	144,902	124,551
Operating income	24,690	40,392	120,860	115,146
Interest income	14,537	11,349	54,906	40,706
Interest expense	(28,043)	(27,629)	(112,336)	(101,298)
Other financial items	(8,054)	902	(8,162)	8,436
Gain on sale of available-for-sale securities	-	-	46,276	-
Income before taxes and minority interest	3,130	25,014	101,544	62,990
Minority interest	(1,730)	(1,835)	(6,547)	(7,049)
Taxes	(120)	(610)	299	(1,257)
Equity in net earnings of investees	(369)	9,745	13,640	16,989
Gain on issuance of shares by associates	1,776	-	574	-
Gain on sale of associate	-	-	27,268	-
Net income	2,687	32,314	136,778	71,673

Basic earnings per share ($)	$0.04	$0.50	$2.10	$1.09

BALANCE SHEET	2007	2006
(in thousands of $)	Dec 31	Dec 31
	unaudited	audited(4)

ASSETS
Short-term
Cash and cash equivalents	185,739	56,616
Restricted cash and short-term investments	52,106	52,287
Other current assets	31,381	22,651
Amounts due from related parties	712	778
Long-term
Restricted cash	792,038	778,220
Equity in net assets of non-consolidated associates	14,023	97,255
Newbuildings	-	49,713
Vessels and equipment, net	1,442,239	1,465,825
Other long term assets	54,989	42,844
Total assets	2,573,227	2,566,189

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Current portion of long-term debt	80,037	72,587
Current portion of capital lease obligations	5,678	5,269
Other current liabilities	59,935	50,248
Amounts due to related parties	176	253
Long-term
Long-term debt	735,629	803,771
Long-term capital lease obligations	1,024,086	1,009,765
Other long term liabilities	78,171	84,816
Minority interest	36,983	32,436
Stockholders’ equity	552,532	507,044
Total liabilities and stockholders’ equity	2,573,227	2,566,189

STATEMENT OF CASH FLOWS	2007	2006	2007	2006
(in thousands of $	Oct – Dec	Oct – Dec	Jan – Dec	Jan – Dec
	unaudited	unaudited	unaudited	audited(4)

OPERATING ACTIVITIES
Net income	2,687	32,314	136,778	71,673
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,318	15,110	60,163	56,822
Gain on disposal of newbuildings	-	-	(41,088)	-
Amortisation of deferred charges	328	433	1,072	1,644
Income attributable to minority interests	1,730	1,835	6,547	7,049
Gain on disposal of available for sale securities	-	-	(46,276)	-
Gain on disposal of associate	-	-	(27,268)	-
Undistributed net earnings of non-consolidated investees	368	(9,745)	(12,422)	(15,809)
Gain on issuance of shares by associates	(1,776)	-	(574)	-
Drydocking expenditure	(69)	(74)	(14,694)	(5,864)
Stock-based compensation	1,065	706	5,962	2,790
Change in market value of equity, interest rate and currency derivatives	11,436	(7,542)	3,430	(26,156)
Interest element included in capital lease obligations	627	1,275	3,163	5,067
Unrealized foreign exchange (gain) / loss	(3,900)	6,217	2,309	17,644
Impairment of long-lived assets	-	-	(2,345)	-
Change in operating assets and liabilities	6,082	1,842	(1,702)	2,359
Net cash provided by operating activities	33,896	42,371	73,055	117,219

INVESTING ACTIVITIES
Additions to newbuildings	-	(16,606)	(1,103)	(240,906)
Additions to vessels and equipment	(23,787)	(5,874)	(47,041)	(16,673)
Proceeds from disposal of newbuildings	-	-	92,618	-
Long-term restricted cash	(3,218)	1,326	211	5,064
Purchase of unlisted investments	-	(5,001)	-	(5,501)
Purchase of marketable securities	-	-	-	(10,386)
Proceeds from disposal of marketable securities	-	-	171,595	2,248
Short-term restricted cash and investments	8,832	1,689	181	(2,839)
Proceeds from termination of equity swap	-	-	7,974	-
Net cash (used in)/provided by investing activities	(18,173)	(24,466)	224,435	(268,993)

FINANCING ACTIVITIES
Proceeds from long-term debt	-	-	120,000	120,000
Proceeds from long-term capital lease obligation	-	-	-	102,983
Repayments of long-term capital lease obligation	(1,222)	(1,062)	(4,770)	(3,860)
Repayments of long-term debt	(21,583)	(23,352)	(180,693)	(69,390)
Financing costs paid	(8)	(4)	(168)	(1,370)
Cash dividends paid	-	-	(145,772)	-
Dividends paid to minority shareholders	(2,000)	(2,200)	(2,000)	(2,200)
Payments to repurchase equity	(8,201)	-	(31,024)	-
Proceeds from issuance of equity	75,734	-	76,060	-
Net cash provided by financing activities	42,720	(26,618)	(168,367)	146,163

Net increase/(decrease) in cash and cash equivalents	58,443	(8,713)	129,123	(5,611)

Cash and cash equivalents at beginning of period	127,296	65,329	56,616	62,227

Cash and cash equivalents at end of period	185,739	56,616	185,739	56,616

Notes
1.	The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.
2.	The number of shares outstanding as of Dec 31, 2007 was 67,176,866 (Sept 30, 2007: 64,345,700). The weighted average number of shares outstanding (net of treasury shares) for the fourth quarter and twelve months of 2007 was 65,817,832 and 65,282,637 respectively, and was 65,567,616 for the twelve months ended December 31, 2006.
3.	The comparative financial information for the three months ended December 31, 2006 reflects adjustments from the Company’s previously reported results for that period, which relate to the Company’s equity in net earnings of Korea Line Corporation. The adjustments decrease the reported net income for the three months ended December 31, 2006 by $0.8 million, or on an earnings per share basis by $0.01.
4.	The financial information for the year ended December 31, 2006 has been extracted from the Company’s audited financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: February 26, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer